October 15, 2010

Christopher Owings/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 1, Inc.

Registration Statement on Form 10-12G

Filed September 8, 2010File No. 000-54112

Mr. Owings:

This correspondence is in response to your letter dated October 7, 2010 in reference to our filing of the Form 10 filed September 8, 2010 on the behalf of APEX 1, Inc., File No. 000-54112.

Please accept the following responses and note that Registrant filed amended Form 10-12G on October 15, 2010.

General 1

Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities and Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

I acknowledge the above statement.

General 2

Please remove all defined terms in your registration statement. All defined terms should be clear from their context and, if they are not clear, please revise to make them so.

I acknowledge the above statement.

General 3

Please provide a description, if applicable, of previous black check companies with which you have been involved. Material information with respect to any such companies that should be provided, includes, but is not limited to, their names, file numbers for filings with us, the nature of their filings to date, whether they have entered into business combinations or similar transactions, their current filing status, the markets on which they are traded, if any, and any benefits received by you from such blank check companies in connection with, or following, any business combinations or similar transactions.

Our sole officer and director, Richard Chiang, has not been involved with any previous blank check companies.

Comment 4

We note your statement that “under SEC Rule 12b-2 under the Securities Act of 1933…the Company also qualifies as a “shell company.” We note that Rule 12b-2 of the Exchange Act defines a shell company. Please revise.

 ANSWER: The business development section on page 3 has been amended as follows:

The Company, based on proposed business activities, is a “blank check” company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” ~~Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.~~  Under Rule 12b-2 of the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

Comment 5

We not your statement that you were organized “to provide a method of a foreign or domestic private company to become a reporting company whose securities are qualified for trading in the United States secondary market…” Please also indicate that there is no assurance that following an acquisition you will be eligible to trade on a national securities, or quoted on the Over-the-Counter Bulletin Board.

ANSWER: The business of issuer section on page 3 has been amended as follows:

The Company was organized to provide a method for a foreign or domestic private company to become a reporting (“public”) company whose securities are qualified for trading in the United States secondary market such as the New York Stock Exchange (NYSE), NASDAQ, NYSE Amex Equities, formerly known as the American Stock Exchange (AMEX), and the OTC Bulletin Board, and, as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. There is no assurance that following an acquisition we will be eligible to trade on a national securities exchange, or be quoted on the Over-the-Counter Bulletin Board.

Comment 3

We note your statement on pages 4 and 5 that you will consider “other relevant factors” in your efforts to analyze potential acquisition targets. Please clarify what these other relevant factors are or alternatively, please delete this reference. Please also tell us exactly how you will investigate an entity to engage in a potential acquisition with.

ANSWER: The statement on page 5 that refers to “other relevant factors” has been deleted.

- ~~Other relevant factors~~

The clarification on the subject of how we will investigate an entity in a potential acquisition has been amended as follows:

       In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Additionally, management will investigate an entity to engage a potential acquisition through reviewing available financial statements, interviewing a potential acquisition’s primary vendors and customers as well as financial advisors.

Comment 4

We note your statement that “the manner in which the Company participates in an opportunity will depend on …the…needs and desires of the Company”. Please specify what these needs and desires are.

ANSWER: The Form of Acquisition on page 5 has been amended as follows:

The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company, such as the need to become a public company in order to use its security to acquire assets or a business, provide stock to retain key employees as incentive, and the desire to become public due to these perceived benefits, and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters.

Comment 5

We note your indication that if the transaction is structured as an acquisition, it may be “accomplished upon the sole determination of management without any vote or approval by stockholders.” Please provide us with the basis for your belief that state law would not require shareholder approval in this circumstance and disclose how you would structure the transaction in order to avoid such approval.

ANSWER: This statement on page 5 has been amended as follows:

In the case of an acquisition, the transaction may be accomplished upon the ~~sole~~ determination of management with~~out~~ a~~ny~~ vote or approval by stockholders.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding securities. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. ~~Most likely, management will seek to structure any such transaction so as not to require stockholder approval.~~

Comment 6

We note your statement in the first sentence of the second paragraph on page 6 that you are the sole officer and director. We further note statements throughout your filing, such as on pages 4 and 16, referencing “officers and directors” and your “Board of Directors.” Please review and revise your entire filing to accurately reflect that you are the sole officer and director. Similarly, we note that you are the sole stockholder. Please thoroughly revise your filing to clearly and consistently state this.

ANSWER: This statement on pages 4 and 16 have been amended and further amended throughout entire filing.

The analysis of new business opportunities will be undertaken by or under the supervision of the sole officer~~s~~ and director~~s~~ of the Company. The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

No officer or director has received any compensation from the Company since the inception of the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. Our officer~~s~~ and director~~s~~ intend to devote very limited time to our affairs.

The Company has no stock option, retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but ~~the Board of Directors~~ our sole officer and director may recommend adoption of one or more such programs in the future.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed.

The Company does not have a standing compensation committee or a committee performing similar functions, since the Board of Directors has determined not to compensate the officer~~s~~ and director~~s~~ until such time that the Company completes a reverse merger or business combination.

Comment 7

We note your statement in the second paragraph on page 6 that you will devote 25 hours per week to your operations. We further note your statement in the fourth paragraph on page 8 that “management anticipates devoting no more than a few hours per week to the Company’s affairs in total.” Please clarify or revise.

ANSWER: Amended on page 8 as “25 hours per week”.

               While seeking a business combination, management anticipates devoting no more than   ~~a few~~ (25) twenty five hours per week to the Company’s affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

Comment 8

Please provide an appropriate risk factor under this subcaption or delete this subcaption altogether. Please see Item 503(c) of Regulation S-K.

ANSWER: The subcaption has been removed on page 7 as follows:

~~An investment in the Company is highly speculative in nature and involves  a high degree of risk~~

Comment 9

Mitigating language is generally not appropriate for risk factor discussion. Please remove the following statement that, “it appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuers and, in some cases, a larger percentage depending on the facts and circumstances.” Please also remove the statement stating “SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company.”

ANSWER: This statement on pages 10 regarding “mitigating language” has been amended as follows:

In addition, the SEC has recently disclosed that it has developed internal informal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a Registration Statement on Form S-3 to register its securities. The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer.  ~~It appears that the SEC in most cases will permit a registration for resale of up to one third of the total shares of common stock then currently owned by persons who are not affiliates of such issuer and in some cases, a larger percentage depending on the facts and circumstances.~~ Staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since, following a reverse merger or business combination, we may have little or no tradable shares of common stock, it is unclear as to how many, if any, shares of common stock the SEC will permit us to register for resale ~~but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company.~~  The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that we reduce or “cut back” the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that a stockholder’s liquidity in our common stock may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires us to file a primary registration statement.

Comment 10

We note your statement that your Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock. We further note that your Certificate of Incorporation filed as Exhibit 3.1 authorizes the issuance of up to 5,000,000 shares of preferred stock. Please clarify or revise.

ANSWER: The section has been amended as follows:

Our Certificate of Incorporation authorizes the issuance of up to ~~10~~5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

Comment 11

Please revise your discussion here to qualify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations. Please also revise your disclosure to remove your references to your ability to use funds in your treasury to finance such costs, considering you have no cash on your balance sheet.

ANSWER: The statement on page 13 Item 2. Financial Information, Management’s Discussion and Analysis of Financial Condition and Results of Operations have been amended as follows:

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid  with ~~money in our treasury, if any or~~ additional money contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Redwood Capital, Inc. will pay the company’s expenses should funds contributed by Mr. Chiang be insufficient.

               During the next 12 months we anticipate incurring costs related to:

(i)	filing of Exchange Act reports, and

(ii)	investigating, analyzing and consummating an acquisition.

               We ~~believe~~ anticipate that these costs may be in the range of a few thousand dollars, we will be able to meet these costs ~~through use of funds in our treasury and additional amounts~~ as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

Comment 12

We note your statement on page 16 that “Mr. Chiang has committed to taking responsibility for all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10. Therefore, the Company will not have any expenses until the consummation of a transaction.” We further note your statement on page 13 that you believe you will be able to meet your costs for the next 12 months through “funds in your treasury and additional amounts, as necessary, to be loaned to or invested…by your stockholders, management or other investors.” In this section, please clarify how you expect to cover you costs for the next 12 months. If Mr. Chiang will cover all your expenses until the consummation of a business transaction as described in Item 1, please clearly and consistently state so. Please further clarify how you will obtain the necessary funds to meet your costs for the next 12 months should be fund contributed by Mr. Chiang be insufficient. Please review your entire filing for compliance with this comment.

ANSWER: The statement has been amended to reflect Mr. Chiang’s commitment to covering all expenses until the consummation of a business transaction, and his employer, Redwood Capital Inc. will pay the company’s expenses should Mr. Chiang’s contribution be insufficient. Amended as follows:

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid  with ~~money in our treasury, if any or~~ additional money contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Redwood Capital, Inc. will pay the company’s expenses should funds contributed by Mr. Chiang be insufficient.

Our Certificate of Incorporation, page 12

Comment 13

We note your statement that your Certificate of Incorporation authorized the issuance of up to 10,000,000 shares of preferred stock. We further note that your Certificate of Incorporation filed as Exhibit 3.1 authorizes the issuance of up to 5,000,000 shares of preferred stock. Please clarify or revise.

ANSWER: The statement has been amended to reflect that there are 5,000,000 shares of preferred stock, as follows:

Our Certificate of Incorporation authorizes the issuance of preferred stock.

Our Certificate of Incorporation authorizes the issuance of up to ~~10~~5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

Item 2. Financial Information, page 12

Comment 14

Please revise your discussion here to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations. Please also revise your disclosure to remove your references to your ability use funds in your treasury to finance such costs, considering you have no cash on your balance sheet.

ANSWER: The statement has been revised as follows:

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with ~~money in our treasury, if any, or,~~ with additional money contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Redwood Capital, Inc. has agreed to pay the company’s expenses should funds contributed by Mr. Chiang be insufficient.

               During the next 12 months we anticipate incurring costs related to:

(i)	filing of Exchange Act reports, and

(ii)	investigating, analyzing and consummating an acquisition.

               We believe anticipate that these costs may be in the range of a few thousand dollars, we will be able to meet these costs ~~through use of funds in our treasury and additional amount~~, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

Comment 15

 We note your statement on page 16 that “Mr. Chiang has committed to taking responsibility for all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10. Therefore, the Company will not have any expenses until the consummation of a transaction.” We further note your statement on page 13 that you believe you will be able to meet your costs for the next 12 months through “funds in your treasury and additional amounts, as necessary, to be loaned to or invested…by your stockholders, management or other investors.” In this section, please clarify how you expect to cover you costs for the next 12 months. If Mr. Chiang will cover all your expenses until the consummation of a business transaction as described in Item 1, please clearly and consistently state so. Please further clarify how you will obtain the necessary funds to meet your costs for the next 12 months should be fund contributed by Mr. Chiang be insufficient. Please review your entire filing for compliance with this comment.

ANSWER: The statement has been revised as follows on page 6 and page 13:

All such costs for the next twelve (12) months ~~and beyond such time~~ will be paid with money ~~in our treasury, if any, or with additional money~~ contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Redwood Capital Inc. has agreed to pay the company’s expenses should funds contributed by Mr. Chiang be insufficient.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid ~~with money in our treasury, if any, or,~~  with additional money contributed by Richard Chiang, our sole director, officer and stockholder, or another source. Mr. Chiang’s employer, Redwood Capital, Inc. has agreed to pay the company’s expenses should funds contributed by Mr. Chiang be insufficient.

Item 4. Security ownership of certain beneficial owners and management, page 14

Security ownership of cert beneficial owners, page 14

Comment 16

 Please delete the phrases “to the best of our knowledge” and “except as otherwise noted” in the second sentence of the third paragraph on page 14 or tell us why you believe these statements are necessary. Please also delete the last sentence of the fourth paragraph on page 14.

ANSWER: The statement has been amended as follows on page 14:

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our director~~s~~ , and our executive officer~~s~~  and director~~s~~ as a group as of September 30, 2010.  ~~To the best of our knowledge,~~ The persons named have sole voting and investment power with respect to such shares~~, except as otherwise noted~~. There are not any pending arrangements that may cause a change in control. However, it is anticipated that there will be one or more change of control, including adding members of management, possibly involving the private sale or redemption of our principal shareholder’s securities or our issuance of additional securities, at or prior to the closing of a business combination.

 The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. ~~Except as otherwise indicated below, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.~~

Comment 17

Please provide the most recent practicable date for which the information in this section is presented. Please see Item 403(a) of Regulation S-K.

ANSWER: The statement has been amended as follows on page 14:

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our director~~s~~ , and our executive officer~~s~~  and director~~s~~ as a group as of September 30, 2010.

Item 5. Directors and Executive Officer, page 15

Comment 18

We note your description of Mr. Chiang’s experience on page 15. Please enhance your disclosure of his business experience during the past five years to include his principal occupation and employment during such time period. Specifically, please provide this information for January of 2010 through May of 2010 and 2005 through January of 2009. Please see Item 401(e)(1) of Regulation S-K.

ANSWER: The statement has been amended as follows on page 15:

Richard Chiang has been the Managing Director, Secretary, Treasurer and Director of the Company since its inception on June 21, 2010. From January 2010 to May 2010 to present, Mr. Chiang works for Redwood Capital, Inc., a financial advisory firm engaged in cross borders transactions in The People’s Republic of China, as a Managing Director of private equity. January 2009-January 2010, Mr. Chiang was an Associate Partner of BayPeak LLC, a financial advisor engaged in cross borders transactions in The People’s Republic of China. From 2005 to 2009, he was an independent consultant specializing in corporate and securities consulting services for small and medium sized companies. Prior to that he was a licensed National Association of Securities Dealers (NASD) Series 7 Registered Representative and an Associate Director for Bear, Stearns & Co., Inc, from December 1994-November 1998, a Senior Vice President for Cruttenden Roth, Inc. from December1998-April 1999, and a Vice President for Wedbush Morgan Securities, Inc. from June 1990-December 1994. Mr. Chiang has experience in several areas within the financial services industry such as securities trading, mergers and acquisitions, private wealth management, private equity and corporate finance. Mr. Chiang’s exposure in working with small and medium public companies total (20) twenty years experience. His background in the securities industry and knowledge of financial structures provide us with sufficient management experience to serve as our officer and director.

Comment 19

Please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Chiang should serve as a director in the light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

ANSWER:  The statement has been amended as follows on page 15:

Prior to that he was a licensed National Association of Securities Dealers (NASD) Series 7 Registered Representative and an Associate Director for Bear, Stearns & Co., Inc, from December 1994-November 1998, a Senior Vice President for Cruttenden Roth, Inc. from December1998-April 1999, and a Vice President for Wedbush Morgan Securities, Inc. from June 1990-December 1994. Mr. Chiang has experience in several areas within the financial services industry such as securities trading, mergers and acquisitions, private wealth management, private equity and corporate finance. Mr. Chiang’s exposure in working with small and medium public companies total (20) twenty years experience. His background in the securities industry and knowledge of financial structures provide us with sufficient management experience to serve as our officer and director.

Comment 20

We note your disclosure of legal proceedings at the bottom of page 15 is limited to five years. Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period call for by paragraph (g) of such Item.

ANSWER: The statement has been amended as follows on page 16:

               No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ~~five~~ ten years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

Comment 21

We note your disclosure in note 4 on page F-8 that Mr. Chiang advanced $1,807 and that the terms of such repayment are not fixed. We further note your statement on page 16 that Mr. Chiang “has paid all expenses incurred.” To the extent these expenses paid by Mr. Chiang are advances and the terms of repayment are not fixed, please revise your disclosure in this section. Please also specify the amount of these expenses that were paid using the proceeds from the 10,000,000 shares issued to Mr. Chiang and the amount paid by Mr. Chiang as an advance.

ANSWER: The statement has been amended as follows on page 16:

On June 21, 2010 (inception), the Company issued 10,000,000 restricted shares of its common stock to Richard Chiang in exchange for incorporation fees, annual resident agent fees in the State of Delaware and developing our business concept and plan. All shares were considered issued at their par value ($.0001 per share). Mr. Chiang, the sole officer and director of the Company, is the sole shareholder of the Company. With respect to the sales made to Mr. Chiang, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Richard Chiang, the Company’s sole officer and director (its original incorporator), has paid all expenses incurred by the Company, which includes only resident agent fees, basic state and local fees and taxes. On a going forward basis, Mr. Chiang has committed to taking responsibility for all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10. Therefore, the Company will not have any expenses until the consummation of a transaction. These payments for expenses are advances and the terms of repayment to Mr.Chiang are not fixed.

Comment 22

Please also reconcile your disclosure here with your Statement of Changes in Stockholders’ Equity on page F-5, which indicates that such shares were issued for services, not reimbursement.

ANSWER: The statement has been amended as follows on page F-5:

June 21, 2010 (inception)Shares issued for services at $.0001 pershare	10,000,000	$1,000	$—	$—	$1,000

Item 9. Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters, page 17

(a)

Market Information, page 17

Comment 23

We note your statement in the last paragraph on page 17 that “there are no outstanding securities which are convertible into or exchangeable for shares of our common stock.” We further note Exhibit 10.1, Form of Common Stock Purchase Warrant, and Exhibit 10.3, Form of Warrant Purchase Agreement. Please clarify whether you have issued any warrants and if so, please revise your filing accordingly.

ANSWER: The statement has been amended as follows on page 17:

The Company is not obligated by contract or otherwise to issue any securities and there are no outstanding securities which are convertible into or exchangeable for shares of our common stock, furthermore, there are currently no outstanding warrants on any of our securities. All outstanding shares of our common stock are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act of 1933, because they were issued in a private transaction not involving a public offering. Accordingly, none of the outstanding shares of our common stock may be resold, transferred, pledged as collateral or otherwise disposed of unless such transaction is registered under the Securities Act of 1933 or an exemption from registration is available. In connection with any transfer of shares of our common stock other than pursuant to an effective registration statement under the Securities Act of 1933, the Company may require the holder to provide to the Company an opinion of counsel to the effect that such transfer does not require registration of such transferred shares under the Securities Act of 1933.

Item 12. Indemnification of Directors and Officers, page 21

Comment 24

We note your statement in the first sentence on page 22 that your “Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law….each person that such section grants us the power to indemnify.” We further note that your Certificate of Incorporation does not state this and rather, Article XI of your Bylaws provides for this indemnification. Please clarify or revise.

ANSWER: The statement has been amended as follows on page 22:

Item 12. Indemnification of Directors and Officers.

~~Section 145 of the Delaware General Corporation Law~~ Article XI of our Bylaws provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

~~The Company’s Certification of Incorporation~~ Article XI of our Bylaws provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

 The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

–	any breach of the director’s duty of loyalty to the corporation or its stockholders;

–	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

–	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

–	any transaction from which the director derived an improper personal benefit.

Article XI of the Company’s ~~Certificate of Incorporation~~ Bylaws provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President